# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Franklin Resources, Inc., CIK 0000038777
CUSIP: 354613101
Title of class of securities: Common Stock, $0.10 par value
Address of issuer's principal executive offices: One Franklin Parkway, San Mateo, California (CA), 94403
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000801166

## Reporting persons
- Power Corporation of Canada: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; sole voting power 0; shared voting power 25,340,031; sole dispositive power 0; shared dispositive power 25,340,031; aggregate amount beneficially owned 25,340,031 (4.99% of the class)
  Comment: (1) Represents 25,340,031 shares of Common Stock, par value $0.10 per share (the "Common Shares"), of Franklin Resources, Inc. (the "Issuer") owned directly by PAFI, LLC, an indirect wholly owned subsidiary of Great-West Lifeco Inc. and indirect subsidiary of Power Corporation of Canada.
  
  (2) Power Corporation of Canada may be deemed to have shared voting and dispositive power over the 25,340,031 Common Shares owned directly by PAFI, LLC.
  
  (3) The percentage reported in this Schedule 13G is based on the sum of (i) 508,076,910 Common Shares outstanding as of July 22, 2026 according to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on July 31, 2026 and (ii) 25,340,031 Common Shares owned directly by PAFI, LLC on and following June 30, 2026 and reported in this Schedule 13G.
- Great-West Lifeco Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; sole voting power 0; shared voting power 25,340,031; sole dispositive power 0; shared dispositive power 25,340,031; aggregate amount beneficially owned 25,340,031 (4.99% of the class)
  Comment: (1) Represents 25,340,031 Common Shares of the Issuer owned directly by PAFI, LLC, an indirect wholly owned subsidiary of Great-West Lifeco Inc. and subsidiary of Power Corporation of Canada.
  
  (2) Great-West Lifeco Inc., a subsidiary of Power Corporation of Canada, may be deemed to have shared voting and dispositive power over the 25,340,031 Common Shares owned directly by PAFI, LLC.
  
  (3) The percentage reported in this Schedule 13G is based on the sum of (i) 508,076,910 Common Shares outstanding as of July 22, 2026 according to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on July 31, 2026 and (ii) 25,340,031 Common Shares owned directly by PAFI, LLC on and following June 30, 2026 and reported in this Schedule 13G.
- PAFI, LLC: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); member of a group; sole voting power 0; shared voting power 25,340,031; sole dispositive power 0; shared dispositive power 25,340,031; aggregate amount beneficially owned 25,340,031 (4.99% of the class)
  Comment: (1) Represents 25,340,031 Common Shares of the Issuer owned directly by PAFI, LLC, an indirect wholly owned subsidiary of Great-West Lifeco Inc. and subsidiary of Power Corporation of Canada.
  
  (2) PAFI, LLC may be deemed to have shared voting and dispositive power over the 25,340,031 Common Shares it owns directly.
  
  (3) The percentage reported in this Schedule 13G is based on the sum of (i) 508,076,910 Common Shares outstanding as of July 22, 2026 according to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on July 31, 2026 and (ii) 25,340,031 Common Shares owned directly by PAFI, LLC on and following June 30, 2026 and reported in this Schedule 13G.

## Item 1. Issuer
Name of issuer: Franklin Resources, Inc.
Address of issuer's principal executive offices: One Franklin Parkway, San Mateo, CA 94403

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by Power Corporation of Canada, Great-West Lifeco Inc. and PAFI, LLC (collectively, the "Reporting Persons") with respect to the Common Shares of the Issuer.

The Desmarais Family Residuary Trust (the "Trust"), which was created on October 8, 2013 under the Last Will and Testament of Paul G. Desmarais, may be deemed to control the Reporting Persons. As of the date hereof, the trustees of the Trust are Paul Desmarais, Jr., Andre Desmarais, Sophie Desmarais, Gary A. Doer and Gregory Flemming. Decisions with respect to voting the shares of the Reporting Persons controlled by the Trust are determined (subject to the rights of Paul Desmarais, Jr. and Andre Desmarais to direct the sale or pledge of up to 13,581,200 and 14,000,000 of the subordinate voting shares of Power Corporation of Canada) by a majority of the trustees, excluding Sophie Desmarais; provided that if there is no such majority, Paul Desmarais, Jr. and Andre Desmarais, acting together, may make such decisions. The Trust was formed under the laws of Quebec and has its address at 759 Square Victoria, Montreal (Quebec), Canada H2Y 2J7.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release") this filing reflects the securities beneficially owned by the Reporting Persons. The filing does not reflect securities beneficially owned, if any, by other any subsidiaries of the Reporting Persons whose ownership of securities is disaggregated from that of the Reporting Persons in accordance with the Release.
Address of principal business office or, if none, residence:
The address of the principal business office of each Reporting Person is as follows:

Power Corporation of Canada
751 Victoria Square,
Montreal, Quebec, Canada H2Y2J3.

Great-West Lifeco Inc.
100 Osborne Street North
Winnipeg, Manitoba, Canada R3C 3A5

PAFI, LLC
8515 E. Orchard Road
Greenwood Village, CO 80111
Citizenship:
Power Corporation of Canada and Great-West Lifeco Inc. are organized under the laws of Canada.
PAFI, LLC is organized under the laws of the State of Colorado.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: No persons other than those set forth herein are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Franklin Resources, Inc.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See attached Exhibit 99.1.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Due to the relationships between them, the Reporting Persons may be deemed to constitute a "group" with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Power Corporation of Canada: /s/ Stephane Lemay, Stephane Lemay / Vice President, General Counsel and Secretary (08/13/2026)
- Great-West Lifeco Inc.: /s/ Sharon C. Geraghty, Sharon C. Geraghty / Executive Vice President and General Counsel (08/13/2026)
- PAFI, LLC: /s/ Christine Moritz, Christine Moritz / President (08/13/2026)